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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)


                               (AMENDMENT NO. 5)*


                                META Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591002100
                   -------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              / /     Rule 13d-1(b)
              / /     Rule 13d-1(c)
              /X/     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

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CUSIP NO. 591002100                   13G                      PAGE 2 OF 5 PAGES
-------------------                                            -----------------

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Marc Butlein
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

------- ------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                477,090
       NUMBER OF          ----- ------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                261,050
          EACH            ----- ------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  477,090
                          ----- ------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                261,050
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        738,140
------- ------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

------- ------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.75 %
------- ------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IA

------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 591002100                   13G                      PAGE 3 OF 5 PAGES
-------------------                                            -----------------

                                  Schedule 13G
                                  ------------

Item 1(a).        Name of Issuer: META Group, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  208 Harbor Drive
                  P.O. Box 120061
                  Stamford, CT 06912

Item 2(a).        Names of Persons Filing:  Marc Butlein

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  The residence address of Marc Butlein is 35 Kettle Creek Road, Weston, CT 06883.

Item 2(c).        Citizenship:  United States of America

Item 2(d).        Title of Class of Securities:  Common Stock, $0.01 par value.

Item 2(e).        CUSIP Number:  591002 10 0

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

                  (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(ii)(J), check this box [ ].

                  Not Applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

                               Page 3 of 5 pages
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CUSIP NO. 591002100                   13G                      PAGE 4 OF 5 PAGES
-------------------                                            -----------------


Item 4.  Ownership.


         (a) Amount Beneficially Owned: Marc Butlein is the record owner of 477,090 shares as of December 31, 2001 and may be deemed to own beneficially 261,050 shares of which 163,200 shares are held by a trust of which Mr. Butlein is a trustee, 71,350 shares are held by a limited partnership of which Mr. Butlein is a general partner and 26,500 shares are held by a foundation of which Mr. Butlein is an officer. Therefore, Mr. Butlein may be deemed to own beneficially an aggregate of 738,140 shares as of December 31, 2001.

         (b) Percent of Class: Under 5.75 %. The foregoing percentage is calculated based on the 12,829,922 shares of Common Stock reported to be outstanding as of November 14, 2001, in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ending September 30, 2001.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 477,090

                  (ii)     shared power to vote or to direct the vote: 261,050

                  (iii)    sole power to dispose or direct the disposition of:
                           477,090

                  (iv)     shared power to dispose or direct the disposition of:
                           261,050


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                               Page 4 of 5 pages
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CUSIP NO. 591002100                   13G                      PAGE 5 OF 5 PAGES
-------------------                                            -----------------


                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          Date: February 28, 2002

                                          /s/  Marc Butlein
                                          --------------------------------------


                                          --------------------------------------
                                                       Name/Title



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